UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-35052

Adecoagro S.A.
(Translation of registrant’s name into English)

28, Boulevard F.W. Raiffeisen,
L-2411, Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

ITEM
99.1	Press release dated September 28, 2026 – Adecoagro Announces Early Redemption of its 6.000% Senior Notes due 2027
99.2	Notice of Redemption to the Holders of 6.000% Senior Notes Due 2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Emilio Federico Gnecco
	Name:	Emilio Federico Gnecco
	Title:	Chief Financial Officer
Date: September 28, 2026